SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

MATERIAL FACT

EMBRATEL PARTICIPAÇÕES S/A
PUBLICLY TRADED COMPANY
TAX PAYER (CNPJ) N.º 02.558.124/0001 -12

Embratel Participações S.A. (“Embrapar or Company”), in compliance with the provisions in Paragraph Four of Article 157 of Law n.º 6.404/76, and the provisions of CVM Instruction n.º 358/02, hereby informs its shareholders and the public in general that the income of the quarter ended as of September 30, 2006 (and, consequently, of the year of 2006) will be affected as a result of the acknowledgement of expenses related to tax contingencies by its controlled companies Empresa Brasileira de Telecomunicações S.A. (“Embratel”) and Telmex do Brasil Ltda. (“Telmex Brasil”). Such expenses result from payments made and provisions created as a consequence of contingencies encompassed by tax benefits, whose concession was authorized pursuant to Convênio ICMS (ICMS Agreement) n.º 72, published in the Federal Official Gazette (DOU) of August 07, 2006. As per such Agreement, the States and the Federal District were authorized to grant partial remission, with the reduction of ICMS rates, and amnesty of monetary restatement, interests and fines for payment of debts, accrued or not, resulting from non payment of ICMS on specific services, considered as communication services under the above mentioned Agreement, the tax events of which have occurred up to July 31, 2006.

The effective institution of the benefits resulting from mentioned Agreement depends on the enactment of regulation by each State. As for the States where such benefit has already been instituted and in relation to which the controlled companies Embratel and Telmex Brasil decided for the adhesion, payments representing expenses of R$191.7 million have been made, substantially from the controlled company Embratel, in addition to the provisions contained in the financial statements, putting an end to the relevant discussion, including all ongoing administrative and judicial proceedings in the States. Such payments have already been made, considering that the use of the tax benefits at stake depends on the payment of amounts calculated according to the provisions of the regulatory acts in reference and within the timeframe established therein.

Additionally, in relation to the States where there has not been the legal implementation of the agreement or the adhesion to such benefit until the present date, the controlled companies Embratel and Telmex Brasil created an additional provision in the amount of R$306.7 million and R$16.1 million, respectively, in order to comply with the future payments necessary for the use of the tax benefit granted, because they considered likely that, in light of Resolution CVM No. 489, of October. 03, 2005, the communication debts comprised by Agreement 72/06 will be paid.

As a consequence, the consolidated result in the quarter ended as of September 30, 2006 was affected as a result of the acknowledgement of the actual expenses and of the new provisions constituted in the total amount of approximately R$514.5 million.

Embrapar’s decision of taking advantage of the tax benefits which are the subject matter of the Agreement 72/06 results from a firm decision of its management to reduce the amount of contingencies resulting from its activities, aiming at having a more favorable environment for the growth of its business and the improvement of its profitability in the following years.

Rio de Janeiro, October 19, 2006.

EMBRATEL PARTICIPAÇÕES S.A.
ISAAC BERENSZTEJN
Investor Relations Officer

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary state-of-the-art network with country wide coverage and presence in Brazil’s main metropolitan areas. It also controls Telmex do Brasil, a corporate business telecommunications provider and has a 43.0 percent economic interest in Net Serviços, Brazil’s leading pay TV operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results wi ll actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.